March 17, 2010

Via EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

Attention: Roger H. Schwall

Re:          Golden Minerals Company

Registration Statement on Form S-1 (File No. 333-162486)

Dear Mr. Schwall:

Pursuant to Rule 461 of the Securities Act of 1933, as amended, Golden Minerals Company (the “Company”) hereby requests acceleration of the effective date of the above-referenced Registration Statement, so that it may become effective at 3:00 p.m. Eastern Time on March 18, 2010, or as soon thereafter as practicable. This acceleration request supersedes the request submitted to the Staff on March 15, 2010.

The Company acknowledges that:

•                  Should the Commission or staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

•                  The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the Registration Statement effective does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosures in the Registration Statement; and

•                  The Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Brian Boonstra of Davis Graham & Stubbs LLP at (303) 892-7348 should you have any questions or comments.

Sincerely,

/s/ ROBERT P. VOGELS

ROBERT P. VOGELS
Senior Vice President and Chief Financial Officer